Eric Lerner, President and Chief Scientist of LPPFusion since Jan 2003, has been active in dense plasma focus (DPF) research for almost 40 years. Beginning in 1984, he developed a detailed quantitative theory of the functioning of DPF. Based on this theory, he proposed that the DPF could achieve high ion and electron energies at high densities, suitable for advanced fuel fusion and space propulsion. Under a series of contracts with NASA's Jet Propulsion Laboratory, he planned and participated in carrying out experiments that tested and confirmed this theory. In addition, he developed an original model of the role of the quantum magnetic field effect on DPF functioning, showing that this effect could have a large effect on increasing ion temperature and decreasing electron temperature, which would reduce unwanted X-ray cooling of the plasma. At LPPFusion, he has taken the lead in guiding the experimental program and in developing new theoretical concepts to explain the impact of impurities on DPF functioning and routes to achieving net energy production with the device. He is also active in research in astrophysics and the links between astrophysical and laboratory plasmas. He is the author of *The Big Bang Never Happened.*